EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2012	2011
Income before income taxes (1)	$3,841	$3,831

Add: Fixed charges, excluding capitalized interest	382	362

Income as adjusted before income taxes	$4,223	$4,193

Fixed charges:
Interest expense	$252	$235
Capitalized interest	9	3
Portion of rental expense representative of interest	130	127

Total fixed charges	$391	$365

Ratio of earnings to fixed charges	10.80	11.49

(1)  Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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